SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 March 2022
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 23 March 2022 re: Notice of Annual General Meeting

 23 March 2022

LLOYDS BANKING GROUP PLC
2022 NOTICE OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the "Company") has submitted today the 2022 Notice of Annual General Meeting (the "AGM Notice") to the National Storage Mechanism.

The AGM Notice will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the AGM Notice is available through the 'Shareholder Meetings' ('Shareholder information') page within the 'Investors' section of our website www.lloydsbankinggroup.com.

Mailing of the AGM Notice, proxy forms for the 2022 Annual General Meeting ("AGM") and related ancillary documentation to shareholders will begin shortly.

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE on Thursday, 12 May 2022 at 11.00 am.

At the time of this announcement, COVID-19 restrictions concerning large public gatherings have eased. However, the health and safety of our shareholders, our employees, and the wider communities in which we operate remain our primary concern. We will continue to monitor the situation as we approach the AGM. Any changes to the arrangements for the AGM due to COVID-19 will be made in line with the UK Government's, and in particular Scotland's, guidance and/or requirements and with health and safety as a priority.

We will notify shareholders of any significant updates to our AGM arrangements as early as possible on the shareholder information page of our website.

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 March 2022